October 20, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pacific Biosciences of California, Inc. – Amendment No. 5 to Registration Statement on Form S-1 (File No. 333-168858) (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Pacific Biosciences of California, Inc., a Delaware corporation (the “Company”), pursuant to the Securities Act of 1933, as amended, and Regulation S-T promulgated thereunder, we hereby transmit for filing via EDGAR the Company’s Amendment No. 5 to its Registration Statement on Form S-1 with copies of all exhibits thereto for the purpose of registering shares of the Company’s common stock. This amendment is being made to file certain exhibits and to make certain immaterial changes to the prospectus.

Should you have any questions or comments, please do not hesitate to contact Larry W. Sonsini, Donna M. Petkanics or me at (650) 493-9300.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Glenn Luinenburg

Glenn Luinenburg